Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

February 1, 2008

BY EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
   Collin Webster, Staff Attorney
Mail Stop 3720

Re: Vemics, Inc.:  Registration Statement on Form 10-SB
                               File No: 0-52765

Dear Mr. Spirgel:

We have enclosed for filing a Registration Statement on Form 10-SB (the “Registration Statement”) for Vemics, Inc. (the “Company”).

In addition, we have set forth below the Company’s responses to the Staff’s comments raised in your letter dated September 12, 2007 regarding our Registration Statement on Form 10-SB filed on August 13, 2007 and subsequently withdrawn on October 12, 2007.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.  For your convenience, we are also providing you with five paper copies of the Registration Statement marked to show the changes made from the Registration Statement that we previously filed with the Commission on August 13, 2007.

General

1.	Please update your filing to include audited financial statements for the year ended June 30, 2007.

We have included the audited financial statements for the year ended June 30, 2007, as well as unaudited financial statements for the three-month period ended September 30, 2007 in response to this comment..

Part 1
Item 1. Description of Business
Business Overview

2.	Please revise this section to include an overview of the Health Services division.

We have revised the disclosure on page 8 in response to this comment.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

History

3.
Please revise to clarify which agreement you terminated with the October 27, 1999 Mutual Termination Agreement and Release, entered into by Omninet International Inc. and E & M Management.  You state that this Agreement terminated "...the Plan and Agreement of Merger..." dated September 8, 1999.  However, the only mention of any Plan and Agreement of Merger with Omninet International was executed September 8, 1998.

We have revised the disclosure on page 3 of the Form 10-SB to clarify that, on October 27, 1999, E&M Management, the Company’s predecessor, terminated the Agreement and Plan of Merger, dated July 29, 1998, with Omninet International, Inc.

4.	Please revise to disclose how much you sold Colloquium for in May 1999.

The events surrounding this transaction took place well before the current management team joined the Company and information regarding the transaction is limited. However, we understand that Omninet International, Inc., the Company’s proposed merger partner in 1998, acquired Colloquium and then sold it a short time later. Because the proposed merger with Omninet was never consummated, we have deleted any reference to Colloquium as it was not a transaction involving the Company.

Recent Acquisitions
NuScribe, Inc.

5.
We note your reference to numerous market and industry data throughout your registration statement. Please provide us copies of all materials cited as authority for your assertions. For example, we note your statement that 80% of the nation's pharmacies use the SureScripts® network.  These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

Please find enclosed supplementally copies of all materials cited as authority for the assertions by Vemics to support the market and industry data included in the Form 10-SB. Note that we have updated some of the market references to more recent dates. We have marked, dated and referenced the pages as requested.

e-Learning Desktop. Inc.

6.	Please revise to explain, in detail, how the ELD model has changed since you acquired ELD. In addition, please explain why you opted to allow your relationship with UMOH to expire.

We have revised the disclosure on page 4 in response to this comment.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

Products and Services

7.	We note your reference to your technology platforms. Expand to include your learning platform used in connection with ELD.

We have expanded our disclosure on page 5 in response to this comment.

8.
Please estimate the amount of money spent on research and development of your product/services in the last two fiscal years, along with an explanation of whether any of those costs are borne directly by your customers. See Item 101(b)(l 0) of Regulation S-B.

We have revised the disclosure on page 5 in response to this comment.

Operating Divisions

9.	Please revise to identify the "leading content providers" and "subject matter experts" with whom you collaborate.

We have expanded the disclosure on page 5 in response to this comment.

10.
Please describe all material terms of your partnership agreements with the University of Miami, Moscow State University, Beijing University, MoscomNET, Masergy, EP Global Communications and any other material partners. In addition, please file these agreements as exhibits.

We have expanded the disclosure on pages 11–12 and elsewhere in response to this comment. We intend to file the agreements as exhibits with our next amendment and to request confidential treatment where appropriate.

Healthcare Solutions

11.
Please provide an updated status regarding the launch of your Vemics iMedicore™.  This update should include, but not be limited to, the results of the July 2007 Beta launch, the scheduling status of the September 2007 Alpha launch and the results of any current and recent testing.

We revised the disclosure on page 8in response to this comment. Please note that we likely will update this disclosureagainin connection with our next amendment.

Industry Overview
Competition

12.	Please revise this section to disclose that the collaboration and video communications industry is highly competitive, as you state in your Risk Factors.

We have revised the disclosure on page14in response to this comment.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

Employees

13.
Please provide the number of part-time employees you employ pursuant to Item 101(b) (12) of Regulation S-B. Please revise to clarify the total number of Vemics employees. Also, reconcile your total full time employees with your disclosure in your risk factors section indicating that you have eighteen employees.

We have revised the disclosure on pages 14 and 19in response to this comment.

Risk Factors

14.
So that investors may determine the primary focus of each risk factor, please revise your risk factor captions so that each one is in the form of a complete sentence, describing the particular risk that is presented in the remainder of the risk factor. For example, the caption "[t]he ownership of our Common Stock" does not adequately highlight the risk being conveyed to investors.

We have revised various captions in response to this comment.

15.	Please include a risk factor regarding any significant risk associated with your auditors' issuing a going concern opinion.

We have included a new risk factor regarding the risks associated with the going concern opinion in response to this comment.

Our business is difficult to evaluate because we have a limited operating history.

16.	Please reconcile your July 17, 2001 incorporation date with your earlier date of November 2, 1992 (in your ‘History’ section).

We have revised the disclosure on page 15 in response to this comment.

We may need substantial additional capital.

17.	Please revise to clarify whether you do require substantial additional funding, or whether you may require such financing.

We have revised the disclosure on page 15 in response to this comment.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

Our network depends upon telecommunications service providers who could become direct competitors and limit or deny us access to their network, which would have a material adverse effect on our business.

18.
Please revise to clarify the competitive position of Sprint. You state that a number of telecommunications service providers, including Sprint, "...are currently focusing on selling one or more components of our solutions such as technology, content, network access or equipment," and that "they may decide to enter the collaboration and video communications market...in which case they would directly compete with us [Vemics]." However, further down in your "Risk Factors" section, you specifically state "...Sprint and some of the regional Bell companies have entered into the video communications industry." Please clarify whether Sprint is currently one of your direct competitors, engaging in the video communications industry.

We have revised the disclosure on page 16 in response to this comment.

We may be exposed to liability for publishing or distributing content over the Internet.

19.
Please explain the basis for your proposed potential threat, regarding "liability for publishing or distributing content over the Internet." Please explain what type of liability you may be exposed to, and what type of content may lead to such liability, when distributed or published on-line. Please include whether, at this time, you have any basis to believe that you may be subject to such liability.

We have revised the disclosure on page 18 in response to this comment.

Disruptions to the business of our strategic partners could affect our business.

20.
Please identify any "strategic partners" referenced in your risk factors, and disclose whether you have formal agreements with any of these partners. Furthermore, please update, as appropriate, to clarify whether these partnerships are still ongoing, and revise to file any partnership agreements as exhibits.

We have deleted this risk factor as we believe that the risk as appropriately addressed in other existing risk factors, including under the heading “We rely upon telecommunications carriers who could limit or deny us access to their network….”

Item 2. Management's Discussion and Analysis or Plan of Operations

21.
We note that you must update your disclosure to reflect results of operations and liquidity through the year ended June 30, 2007. In doing so, significantly revise this section to provide a clear discussion regarding your past performance, projected future performance and managements views on your performance. We suggest you refer to MD&A Interpretive Release (December 2003), Release No. 34-48960.  In addition to providing a narrative of your financial statements, this discussion should provide investors with a clear understanding of your financial condition and changes in your financial condition, along with analysis that helps explain your view of the significance and implications of the information provided.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

We have revised the disclosure in the MD&A in response to this comment.

22.	Please disclose your plan of operation, as required by Item 303(a) of Regulation S-B.

We understand that Item 303 of Regulation S-B only requires the Plan of Operation disclosure required by Item 303(a) if the Company did not have revenues from operations in each of its last two fiscal years. In light of the fact that we have now filed our audited financial statements for the years ended June 30, 2007 and 2006 that reflect revenues from operations for each of those years, we have not included a plan of operation in response to this comment.

23.
In your "Concentrations of Credit Risk" section, in your financial statement notes, you state that approximately 88%, 99% and 85% of all account receivable balances, at some time during 2007, 2006 and 2005, were due from two customers. Please identify these customers, and explain your dependence, if any, on these customers. Please see Item 101(b)(6) of Regulation S-B. If you have any material contracts with these customers, please file copies of the contracts as exhibits.

We have revised the disclosure in our financial statement notes (Note 2) in response to this comment.

24.
In your "Concentrations of Credit Risk" section, in your financial statement notes, you also state that approximately 48%, 84% and 89% of sales for 2007, 2006 and 2005 "represent amounts sold to 5, 4 and 5 customers." Please revise your statement to identify these customers, and explain your dependence, if' any, on these customers. Please see Item 101(b) (6) of Regulation S-B if you have any material contracts with these customers, please file copies of the contracts as exhibits.

We have revised the disclosure in our financial statement notes (Note 2) in response to this comment.

Overview

25.
Expand this section to explain why the company is becoming a public company. Discuss whether this registration is voluntary or required by law, and if voluntary, what benefits management expects from being a reporting company.

We have revised the disclosure on page 22 in response to this comment.

26.
Please revise this section to omit the first three paragraphs, regarding the Share Exchange Agreement, the reverse merger and the paragraph explaining your business. This information is duplicative of the information that was provided in your `History' section.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

We have deleted the duplicative paragraphs from the “Overview” section on page 22 in response to this comment.

27.	Under your `Expenses' subheading, you state that you will expand your product offerings and launch an "international presence." Please disclose what plans you currently have to make such expansions.

We have revised the disclosure on page 23 in response to this comment.

Nine-Month Period Ended March 31, 2007 Compared to Nine-Month Period Ended March 31, 2006
General and Administrative Expenses

28.
You specify that the increase in general and administrative expenses was due, in part, to the addition of personnel related to the acquisition of NuScribe and e-Learning Desktop. Please explain this addition, including how many employees were added, and the costs of such additions.

We have revised the disclosure on page 24 in response to this comment.

Fiscal Year Ended June 30. 2006 Compared to Fiscal Year Ended June 30, 2005. page 26 Revenues

29.
Please revise this section to disclose the details of the "alliance" between you and EP Global Communications, Inc., including whether there is a formal agreement between the two companies. If there is such a formal agreement, please file a copy of the agreement as an exhibit to this registration statement.

We have revised the disclosure on page 25 in response to this comment and have filed the agreement as an exhibit.

Liquidity and Capital Resources

30.
Discuss in the notes to the financial statements and in the MD&A, in detail management's viable plans to overcome your financial difficulties and the issuance of a going concern opinion by your auditors.  You indicate that the future sales of equity or debt securities will provide you with immediate financial requirements to enable to continue as a going concern.  Based on the disclosure appearing under this caption, it is not clear as to the likelihood that your present plan will overcome your financial difficulties.  Please note that the assessment of the likelihood of successful implementation of your plan should be provided in the disclosure pursuant to Section 607.02 of the Financial Reporting Codification.

In response to this comment, we have revised the disclosure in the MD&A and the notes to our financial statements to further discuss our planned $5,000,000 capital raise.  The Company believes that, if it is successful in raising such capital, it will overcome its current financial difficulties in view of the fact that such capital will allow the Company to remain viable for at least 12 months, as it will satisfy the Company’s current burn rate for at least 12 months.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

31.
Please revise the third paragraph in this section to identify the individual investor, to whom you issued the $100,000 convertible debenture. In addition, please disclose the interest rate and other material terms of this note.

We have revised the disclosure on page 26 in response to this comment.

Critical Accounting Policies

32.
Your present disclosure does not discuss any critical accounting policies, which would provide the investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. Please disclose the sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Items 303(b) and (c) of Regulation S-B as well as section five of the Commission 's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: hup://www.sec..gov/rules/interp/33-8350.htm.

We have substantially revised the discussion of our critical accounting estimates on pages 26 and 27 in response to this comment.

Item 3. Description of Property

33.	Please revise this section to disclose the address of the NuScribe, Inc. office in Austin, Texas.

We revised the disclosure on page 27 in response to this comment.

34.	Please file the lease agreement between you and Fred Zolla for the Nanuet, New York property.

We have revised the disclosure on page 27 in response to this comment to indicate that there is no formal lease agreement between Mr. Zola and the Company.

35.
Please disclose whether you own the NuScribe, Inc. property in Austin, Texas. If you do not, please describe the limitations on ownership, pursuant to Item 102(a) of Regulation S-B (e.g. whether the property has any mortgages, leases, etc.). If you lease this property, please identify the affiliated company from whom you lease office space, and the terms of the lease. In addition, file a copy of the lease agreement as an exhibit.

We have revised the disclosure on page 27 in response to this comment and have filed the NuScribe, Inc. lease as an exhibit to the Registration Statement.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

36.
Please revise this section to include any properties you use, which belong to customers, or any other entity or individual. In your notes to consolidated financial statements, Note 10, you disclose you have used a customer's office space for operations. Disclose all such arrangements, and explain each one in detail.

We have revised the disclosure on page 27 in response to this comment. Please be advised that Vemics does not currently use any customers’ offices and has not utilized such arrangements for many years and accordingly, we have revised the footnotes to our financial statements to clarify this aspect of our operations.  Please see Footnote 11 and the reference to EP Global Communications.

37.
On your website, at www.vemics.com, your contact information identifies offices, in addition to your New York and Texas offices, in Marblehead, Massachusetts and Jenkintown, Pennsylvania, Please revise this section to disclose these properties, along with all information required by Item 102(a) of Regulation S-B.

We have revised the disclosure on page 27 in response to this comment.

Item 4. Security Ownership of Certain Beneficial Owners Management

38.	Please revise to include an entry for beneficial ownership of your directors and executive officers as a group as required by Item 403(b) of Regulation S-B.

We have revised the table on page 28 in response to this comment.

39.	Please revise this section to include complete names, including first and last names, and address information for all individuals, including "Bornhuetter," "Dorsett," and "Marciniak."

We have revised the table on page 28 in response to this comment.

Item 5.  Directors and Executive Officers, Promoters and control Persons

40.	We note that Richard L. Marciniak resigned in June 2007. Discuss whether you have identified a successor, and if not, whether any existing executive officer will be assuming his role.

We have no immediate plans to replace Richard Marciniak and have revised the disclosure in footnote (3) to the Summary Compensation Table on page 31 in response to this comment.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

41.
Please revise your biographical summary for Fred Zolla to clarify Mr. Zolla's role with Vemics between November 2002 and November 2005, in order to provide a complete depiction of Mr. Zolla's business experience during the last five years. See Item 401 of Regulation S-B.

We have revised Mr. Zolla’s biography on page 29 in response to this comment.

42.
Please revise your biographical summary for Craig Stout to disclose the companies he consulted for between 2000 and 2005. If there were too many to be listed, indicate the approximate number of companies.

We have revised Mr. Stout’s biography on page 29 in response to this comment.

43.
You disclose that Mr. Owens was a sole practitioner CPA from May 1992 to January 2000, and that he was a partner at Demetrius & Co., LLC, from February 2000 to February 2004.  However, you later state, "before joining Demetrius, Mr. Owens spent five years in the audit department of Deloitte & Touche, LLP..."  Please specify what years Mr. Owens worked for Deloitte & Touche, LLP.

We have revised Mr. Owens’ biography on page 29 in response to this comment.

44.
Please revise your biographical summary for Brian Groh to disclose the companies he worked for, and his capacity therein, between 2005 and September 2006, in order to provide a complete depiction of Mr. Groh's business experience for the last five years. See Item 401 of Regulation S-B.

We have revised Mr. Groh’s biography on page 30 in response to this comment.

Board of Directors

45.
You disclose that your bylaws permit up to twelve members of the board, and that in the "near future" you "intend to increase our board size to nine." Please revise this paragraph to explain when you plan on increasing the board size, and identify, if known, who will be the new member(s) of the board.

We have revised the disclosure on page 31 in response to this comment to delete the reference to a plan to increase the board size.

Item 6. Executive Compensation

46.
Please update your executive compensation disclosure for the year ended June 30, 2007. When updating your disclosure, please note that dramatic revisions were made to Items 402 and 404 of Regulation S-B.

We have revised the Summary Compensation Table on page 31 in response to this comment.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

47.	You state that you "may" hire additional executive officers, and/or alter the compensation paid to officers. Please revise to clarify whether you currently have any plans to do so.

We have revised the disclosure on page 32 in response to this comment to clarify that we have no current plans to hire new executives or to change our compensation plan.

Employment Agreements with Executive Officers

48.	Please revise the second paragraph under this section to reflect the expiration date of Brian Howell's employment agreement.

We have revised the disclosure on page 32 in response to this comment.

49.	Please expand, to clarify what you mean when you state that your officers have "...agreed to certain customary confidentiality provisions."

We have revised the disclosure on page 32 in response to this comment.

Director Compensation
Item 7.  Certain Relationships and Related Transactions and Director Independence

50.	Please clarify whether Brian Groh is still under contract with you, providing consulting services. In addition, please file the contract with Mr. Groh, as an exhibit.

We have revised the disclosure on page 33 in response to this comment to clarify that Mr. Groh is no longer providing services to the Company.  Further, we have filed Mr. Groh’s consulting agreement as an exhibit.

51.
In the second paragraph of this section, you state that "[V]emics utilizes office space provided by several of its employees and officers." You then explain that Fred H. Zolla, your President and CEO, provides you with office space. Please revise this section to identify, and explain, the office space provided by the other of the "several employees" you mention.

We have revised the disclosure on page 33 in response to this comment.

52.
Please identify on the face of the financial statements all material related party transactions, and provide related disclosures in the notes to financial statements. Your disclosure should include all applicable information required by paragraph 2 to SFAS no. 57.

We have revised the disclosure in Note 3 in response to this comment.

Affiliate Investments

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

53.
Please disclose in detail the nature of services rendered by Mr. F. Chandler Coddington, Jr. between February 15, 2002 and July 18, 2007, and disclose the amount recorded in the financial statements together with how the fair value of the services was determined.

We have expanded the disclosure on page 34 in response to this comment.

Part II
Item 2. Legal Proceedings

54.	Assess whether each of the disclosed material legal proceedings and negotiated settlements could have a material adverse effect on your operations, and if so, describe how.

We have revised the disclosure on page 36 in response to this comment.

55.	Under your section entitled "Contractual Dispute with Glowpoint Inc.," please provide a more detailed description of the facts underlying this case, pursuant to Item 103 of Regulation S-B.

We have revised the disclosure on page 36 in response to this comment.

Item 4. Recent Sales of Unregistered Securities

56.
Please revise to include complete disclosure pursuant to Item 701 of Regulation S-B. Specifically, please include the facts relied upon, for each transaction, in making an exemption available. Please also include specific dates and received consideration in each instance. Furthermore, for each transaction, please identify the person(s), or class of persons, to whom you sold the securities. These revisions should include, but not be limited to, the following:

i.	Please revise your explanation of the transaction that occurred between January 18, 2006 and March 9, 2006 to identify the purchaser of these securities.

ii.	Please revise your explanation of the transaction that occurred in December 2007 to identify the purchaser of these securities.

iii.	Please revise your explanation of the transaction that occurred between April 30, 2007 and July 18, 2007, to identify the outside company to whom you sold these shares of stock.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

iv.
Please revise your explanation of the transaction that occurred in July 2007, wherein you issued 3,277,409 shares of your common stock. Disclose who you issued these shares to and the number of shares issued to each individual or entity. In addition, please explain the past services performed in exchange for these shares.

v.
For each transaction description that contains a spread of dates, please disclose whether the transaction was completed in one single transaction, occurring on some day between those dates, or if there were multiple dates and transaction that occurred over these time periods. If there were multiple transactions, please give dates and amounts for each transaction (for example, for the transaction that occurred between January 18, 2006 and March 9, 2006, wherein 160,000 shares were sold for $160,000, explain whether these 160,000 shares were sold at one time, for one lump sum, or whether there were several transactions over these dates).

vi.
For each transaction listed under Item 4, which you claim were exempt from the Securities Act of 1933, please provide the facts you relied upon to make the exemption available. This should be made in addition to your statements of the applicable rule or section under which you are claiming exemption.

We have revised the disclosure on page 37 in response to this comment.

Item 5. Indemnification of Directors and Officers

57.	Please correct your reference to the Exchange Act reporting requirements to reference Section 13(a), not Section 12(a).

We corrected the typographical error on page 40 in response to this comment.

Independent Auditors' Reports, pages F-2 and F-3

58.
We note your audit was not conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Please advise and ensure that the opinions include the recommended language contained in the Illustrative Appendix of Auditing Standard No. 1, issued by the Public Company Accounting Oversight Board.

In response to this comment, the Registration Statement includes a revised audit report that is in accordance with Auditing Standards issued by the Public Company Accounting Oversight Board.

59.	Please have your auditors advise us how their "going concern" type report complies with the requirements of AU 341.10 of the AICPA Professional Standards.

Our auditors have advised us that they concur with the company’s assessment that the going concern assumption is appropriate based on the significant negative working capital and negative stockholders’ deficiency as of June 30, 2006 and 2007 and its continuing operating issues since inception.

AU 341.10 lists some of the information that an auditor might consider in its audit opinion concerning a going concern issue.  The auditors believe that they complied with AU 341.10 by the reference in the audit opinion to Note 2.  That Note states the pertinent conditions and the possible effects of such condition (first two bullet points) giving rise to the company’s assessment and are disclosed by the wording that “The company’s successful execution of its business plan is dependent upon such factors as the ability to raise capital through the issuance of debt or equity securities to fund its operations.  The financing may not be available on terms satisfactory to the company, if at all”.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

Financial Statements

60.
Please include, in the revised filing, the pro forma statements of operations giving effect to the recent acquisitions as required by Item 310(g) of Regulation S-B. For additional guidance for the preparation of the pro forma financial information, you may refer to Rule 11-02 of Regulation S-X.

We have included the pro forma statements of operations as required by Item 310(g) of Reg. S-B in response to comment.

Financial Statements for the year ended June 30, 2006 and nine months period ended  March 31, 2007

61.
We note on page F-7 that the Company was no longer in the development stage on July 1, 2005. Please revise the financial statements to remove the statements of operations from the period from inception July 21, 2001 to June 30, 2005 and delete the caption "Deficit accumulated development stage" from page F-3. Please revise the financial statements and other applicable disclosures in the notes to the financial statements to comply with paragraph 13 of SFAS no. 7.

In response to this comment, we have removed the statement of operations and captions as instructed and have revised the financial statements and applicable disclosures to conform to the rules of paragraph 13 of SFAS no. 7.

Consolidated Statements of Changes in Stockholders' Deficiencies, page F-5 and Item 4, Recent Sale of Unregistered Securities

62.
Please refer to the issuance of common stock issued during the fiscal year ended June 30, 2006, for the nine months period ended March 31, 2007 and up to date. For each non-cash issuance of the equity securities, describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. Also, indicate whether the valuation was performed by a related party or unrelated valuation specialist and whether the valuation was prepared contemporaneous to the issuance date. Tell us the objective evidence and analysis that supports your determination of the fair value at each issuance. To help us evaluate your estimates, please provide a schedule showing for non-cash issuance of common stock, each option, or group of similar options; the grant date, grantee, vesting terms, estimated fair value at each grant date and the amounts recorded as deferred compensation, if any. Refer to paragraphs 8-10 to SFAS 123. Also, please identify in your schedule the transaction with your related parties and tell us their relationship and the basis for your determination of the fair value.

In connection with Vemics’ issuance of common stock issued during the fiscal years ended June 30, 2006 and 2007, the valuation methodology involved the following:  (i) all non-cash issuances of the equity securities issued as deferred compensation through June 1, 2007 were based on current market valuations as reported on the Pink Sheets as of the date of issue; and (ii) for the issuance of equity securities on June 6, 2007, the valuation was based on an outside valuation specialist (who has no relation to the Company) who discounted the current market price of $.25 on June 6, 2007 by 46%. We have attached the report of our outside valuation specialist reflecting its conclusions, as well as the requested schedule as Exhibit A to this letter.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

Note No. 2 to the Consolidated Financial Statements- Summary of Significant Accounting Policies Revenue recognition

63.
You disclosed that you are anticipating four sources of income. Based on the disclosures provided it is unclear to us what your revenue sources are. Tell us and disclose in detail, in your business section and elsewhere, whether you will sell a subscription to access the sponsored educational program or whether you will sell software, hardware or any other product or service. If your contracts will consist of a multiple elements arrangement, tell us your revenue recognition policy for any multiple element arrangements.

We have revised the disclosure in various places in response to this comment.

Acquisitions

64.
We refer to your acquisitions of Vemics, Inc., on October 12, 2005, NuScribe, Inc., on October 16, 2006 and e-Learning Desktop, Inc., on February 15, 2007. Please revise to provide in the note all of the disclosures required by paragraphs 51 and 52 of SFAS No. 141, including, but not limited to, the following:

•	the primary reasons for the acquisitions, including a description of the factors that contributed to purchase prices that resulted in recognition of goodwill;

•	the period for which the results of operations of the acquired entities are included in your income statement;

•
the cost of the acquired entity; and a description of contingent payments, options or commitments specified in the acquisition and the accounting treatment that will be followed should such contingency occur.

We have revised Note 15 in response to this comment and consistent with paragraphs 51 and 52 of SFAS No. 141.

65.
It appears that you have assigned the excess purchase price of NuScribe, Inc., only to the goodwill at the date of acquisition. You are required to allocate the cost of acquired entity to the assets acquired and liabilities assumed at the date of acquisition. Please tell us how you complied with paragraphs 36-46 of SFAS No. 141 to allocate the cost of the entity to the assets acquired and liabilities assumed. Specifically, tell us how you evaluated paragraph 39 to determine that you had not acquired intangible assets as described in this paragraph. Refer to Appendix A provides additional guidance relating to the recognition of acquired intangible assets apart from goodwill.

On February 25, 2007, the International Appraisal Company issued an appraisal report to provide an independent valuation opinion of the non-goodwill intangible assets associated with the acquisition of NuScribe on October, 16, 2006.  FASB Statement No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, 91) the contractual-legal criterion or (2) the reparability criterion.  The Statement also requires disclosure of the primary reason for a business combination and the allocation of the purchase price paid to the assets acquired and the liabilities assumed by major balance-sheet caption.  The excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed is referred to as goodwill.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

The opinion of the appraisal company was that the fair value of specific acquired identifiable intangible assets of NuScribe as of October 16, 2006 was best expressed as:

Asset	Fair Value
Website/Domain Name	$-0-
Employment/Non-Compete
Agreements	$-0-
Customer Lists/Relationships	$-0-

Total Value	$-0-

Thus, the purchase price was assigned to Goodwill.

Note No. 3 to Consolidated Financial Statements- Shareholders' Equity (Deficiency)

66.
We note that as of March 31, 2007, the Company has 5,211,753 shares of common stock reserved for issuance upon exercise of warrants to various shareholders and service providers. Also, you indicate that the management has not assigned any value to these warrants, Disclose the date of issuance of these warrants. Tell us if such warrants carry any registration rights and/or liquidated damage provisions and why you believe your accounting and disclosures therefore are appropriate. Please cite the authoritative accounting literature that supports your conclusions. Your response should address how you considered FASB Staff Position EITF 00-19-2 and EITF 05-04 in your accounting. If required, the registration rights agreements should be filed as exhibits to the amended filing.

In response to this comment, we have attached a schedule of the date of issuances of each warrant. Please be advised that the warrants do not carry any registration rights or liquidated damages provisions and therefore FASB Staff Position EITF 00-19-2 and EITF 05-04 are not applicable.

Note 15- Pro Forma Adjustments of Acquisition

67.
Revise the unaudited pro forma condensed consolidated balance sheet to give effect to the business combination by including a pro forma adjustment reflecting the allocation of the purchase price and the issuance of the 10 million common shares. Disclose your basis for valuating the l0 million common stock issued to the owners of NuScribe, Inc at .90 per share.

Please be advised that in response to comment number 67, we revised our unaudited pro forma condensed consolidated balance sheet to give effect to the business combination by including a pro forma adjustment reflecting the allocation of the purchase price and the issuance of the 10 million common shares. (See Foonote 15a.)
In addition, we have disclosed the basis for valuing the 10 million shares of our common stock issued to the owners of NuScribe, Inc. (See Footnote 15.)

Financial Statements of NuScribe. Inc.

Independent Auditors' Reports. page F-8

68.
We note your audit was not conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Please advise and ensure that the opinion includes the recommended language contained in the Illustrative Appendix of Auditing Standard No. 1 issued by the Public Company Accounting Oversight Board.

The Registration Statement includes appropriate audit report on NuScribe, Inc. which is in accordance with Auditing Standards issued by the Public Company Accounting Oversight Board.

69.
We note in the audited financial statements of NuScribe, Inc for the year ended June 30, 2006 and for the interim period ended on September 30, 2006, that required notes to the financial statements are missing or have been inadvertently omitted.

Please be advised that Vemics has responded comment number 69 by providing the required footnotes to the financial statements of NuScribe, Inc., which are attached to the Form 10-SB.

Vemics, Inc.
Fred Zolla
CEO / President
Chairman of the Board of Directors
523 Avalon Gardens Drive
Nanuet, NY 10954
845.371.7380 (P)
845.371.7381 (F)

www.vemics.com

Exhibits

70.
We note that Exhibit 10.1-Stock Purchase Agreement with NuScribe, Inc., does not include the required signature page. Please ensure that all required exhibits meet the requirements of Item 601 of Regulation S-B.

Please be advised that we have included the required signature page to the Stock Purchase Agreement in response to this comment number 70.

71.	Please revise to provide the name of the Registrant, where indicated under the Signature paragraph on Form 10-SB.

We have revised the name of the Registrant on the Signature page in response to this comment.

*    *    *    *

If you have questions regarding this matter or if you need additional information, please do not hesitate to contact Fred Zola at (845) 371-7380 or Scott Museles, of Shulman Rogers Gandal Pordy & Ecker, P.A., counsel to the Company, at (301) 230-5246.  Thank you in advance for your time and attention.

Sincerely,

Fred Zola
Chief Executive Officer

Exhibit A

							Discount		Share Price
Date	Name	Relationship	Reason for shares issued	Applicable dates	Shares	Share price	shares issue	Amount	determined by

07/15/2005	Robert Millar	Consultant	Consulting		295,170	$1.00		$133,000	Market Watch closing price
07/15/2005	John Walber	Consultant	Consulting		554,830	$1.00		250,000	Market Watch closing price
11/08/2005	Reverse merger		add unrestricted stock for stock		4,400,000	$-		-	Market Watch closing price
11/08/2005	Stock split		2.210932 shares for 1 share			$-			n/a
10/16/2006	NuScribe		Acquire		10,000,000	$0.90		9,000,000	Market Watch closing price
12/16/2006	F Chandler Coddington	Board member/Investor	Consulting		5,000	$0.80		4,000	Market Watch closing price
2/15/2007	EL Desktop		Acquire assets and liabilities		1,111,112	$0.38		422,223	Market Watch closing price
3/12/2007	Valiant Holding Co., Inc.	Convertible debt holder/Consultant	Consulting		350,000	$0.31		108,500	Market Watch closing price
6/6/2007	Chan Coddington	Board member/Investor	Board member service 2002 - 2007		80,000	$0.25	54%	10,800	Market Watch closing price
6/6/2007	Ken Matthews	Board member	Board member service 2002 - 2007		40,000	$0.25	54%	5,400	Market Watch closing price
6/6/2007	Richard Reiss	Board member	Board member service 2002 - 2007		50,000	$0.25	54%	6,750	Market Watch closing price
6/6/2007	Dean Hiltzik	Board member	Board member service 2002 - 2007		50,000	$0.25	54%	6,750	Market Watch closing price
6/6/2007	Paul Alper	Consultant	Board member service 2002 - 2007		80,000	$0.25	54%	10,800	Market Watch closing price
6/6/2007	Brian Howell	Employee	Board member service 2002 - 2007		80,000	$0.25	54%	10,800	Market Watch closing price
6/6/2007	Fred & Michelle Zolla	Employees	Board member service 2002 - 2007		80,000	$0.25	54%	10,800	Market Watch closing price
6/6/2007	Rick Marciniak	Employee	Board member service 2002 - 2007		80,000	$0.25	54%	10,800	Market Watch closing price
6/6/2007	Louis Meade, Jr.	Convertible debt holder	Board member service 2002 - 2007		25,000	$0.25	54%	3,375	Market Watch closing price
6/6/2007	Donald Miller	Convertible debt holder	Board member service 2002 - 2007		25,000	$0.25	54%	3,375	Market Watch closing price
6/6/2007	Granger Whitelaw	Consultant	Board member service 2002 - 2007		50,000	$0.25	54%	6,750	Market Watch closing price
6/6/2007	Robert Millar	Consultant	Board member service 2002 - 2007		65,000	$0.25	54%	8,775	Market Watch closing price
6/6/2007	Tom Ucko	Board member	Board member service 2002 - 2007		50,000	$0.25	54%	6,750	Market Watch closing price
6/6/2007	Larry Shemen	Board member	Board member service 2002 - 2007		50,000	$0.25	54%	6,750	Market Watch closing price
6/6/2007	Joseph Valenzano	Board member	Board member service 2002 - 2007		25,000	$0.25	54%	3,375	Market Watch closing price
6/6/2007	Lee Olsen	Board member	Board member service 2002 - 2007		50,000	$0.25	54%	6,750	Market Watch closing price
6/6/2007	Robert Harris	Board member	Board member service 2002 - 2007		25,000	$0.25	54%	3,375	Market Watch closing price
6/6/2007	Brian Groh	Consultant	Board member service 2002 - 2007		25,000	$0.25	54%	3,375	Market Watch closing price
6/6/2007	Chan Coddington	Board member/Investor	Consulting	1/1/02 - 7/31/05	200,000	$0.25	54%	27,000	Market Watch closing price
6/6/2007	Fred & Michelle Zolla	Employees	Deferred Compensation	1/1/02 - Present	450,000	$0.25	54%	60,750	Market Watch closing price
6/6/2007	Craig Stout & Laura Martin-Stout	Consultants	Deferred Compensation	1/1/05 - 12/31/05	150,000	$0.25	54%	20,250	Market Watch closing price
6/6/2007	Craig Stout & Laura Martin-Stout	Consultants	Deferred Compensation	1/1/06-Present	300,000	$0.25	54%	40,500	Market Watch closing price
6/6/2007	Greg MacArthur	Consultant	Consulting	2002 - Present	70,000	$0.25	54%	9,450	Market Watch closing price
6/6/2007	KRS Technologies	Sales broker	As Commission		2,409	$0.25	54%	325	Market Watch closing price
6/6/2007	Fred & Michelle Zolla	Employees	Funding, Acquisitions		400,000	$0.25	54%	54,000	Market Watch closing price
6/6/2007	Craig Stout & Laura Martin-Stout	Consultants	Funding, Acquisitions		650,000	$0.25	54%	87,750	Market Watch closing price
6/6/2007	Thomas Owens	Consultant	Deferred Compensation	3/2004 - Present	350,000	$0.25	54%	47,250	Market Watch closing price
6/6/2007	Dr. Geoffrey Kalish	Consultant	Consulting services	4/1/07 - Present	130,000	$0.25	54%	17,550	Market Watch closing price
6/6/2007	Jeffrey Hines	Consultant	Consulting services	2005 and 2006	75,000	$0.25	54%	10,125	Market Watch closing price
6/30/2007	Valiant Holding Co., Inc.	Convertible debt holder/Consultant	Consulting services		103,448	$0.29		30,000	Market Watch closing price

					20,526,969			$10,448,223